Exhibit 99.1

ASX ANNOUNCEMENT

1 August 2013

Capital management update and fund raising

•             Finalised private placement of shares to domestic and overseas institutional and sophisticated investors raising AUD 2,200,000

•             Proposed Share Purchase Plan (“SPP”) to eligible shareholders to raise up to AUD 3,000,000

•             Proposed issue of Redeemable Convertible Notes to an institutional investor to raise USD 5,000,000

•             Commercial roll-out of the Company’s breast cancer risk test BREVAGenTM progressing well, demonstrating market acceptance in large US women’s health market

•             Combined fund raising, once complete, expected to provide the Company with resources sufficient to achieve its commercial goals in the US

Melbourne, Australia, 1 August 2013:  Molecular diagnostics company Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) today announced as part of its capital management program, that it has received commitments for a private placement of ordinary shares to domestic and overseas institutional and sophisticated investors to raise AUD 2,200,000.

The Company also plans to raise up to an additional AUD 3,000,000 via a share purchase plan (“SPP”) to eligible shareholders, and has executed a term sheet providing for the issuance of Redeemable Convertible Notes (“Notes”) to an institutional investor, Ironridge Global IV, Ltd. (“Ironridge”), which when completed is expected to raise a further USD 5,000,000.

Lodge Corporate Pty. Ltd. acted as Lead Manager on the fund raising with Ladenburg Thalmann & Co. Inc. acting as placement agent on the Notes, which in aggregate will raise up to AUD 10,600,000 (excluding offer costs).  Proceeds from the combined fund raising, together with existing cash, will be applied to:

•             expanding US distribution for the Company’s lead breast cancer test BREVAGenTM;

•             completing additional studies to add new ethnicities (Hispanic and African American) and to expand the addressable market for BREVAGenTM;

•             increasing market awareness for BREVAGenTM through broader and more active key opinion leader and speaker programs;

•             investing to further improve reimbursement performance; and

•             for general working capital.

The shares to be offered under the private placement (“Placement”) and the SPP will be issued at a price of AUD 0.072 per share, representing a 15.3% discount to the last close price (AUD 0.085) prior to the trading halt on 29 July 2013 (AEST), and a 19.1% discount to the 30-day VWAP (AUD 0.089).  The Notes to be issued to Ironridge will be convertible into new NASDAQ-traded American Depository Receipts (“ADRs”) at a fixed issue price of USD 3.00 per ADR, representing a 26.1% premium to the last closing pricing of of the ADRs on NASDAQ (USD 2.38) prior to the trading halt.

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com   ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040

The combined fund raising will be conducted in three tranches, namely:

1.         Private Placement - AUD 2,200,000

The placement of 30,555,556 new shares at an issue price of AUD 0.072 per share to raise AUD 2,200,000 will be conducted under the Company’s current 15% placement capacity in accordance with ASX Listing Rule 7.1 and accordingly shareholder approval for the private placement is not required.  The new shares will rank equally with existing shares and settlement under the Placement is expected to occur on 8 August 2013 (AEST).  The Placement shares are expected to be allotted and quoted on the Australian Securities Exchange (“ASX”) within one business day of settlement.

2.         Share Purchase Plan - AUD 3,000,000

The Company intends to offer a Share Purchase Plan (“SPP” or “Plan”) to eligible shareholders to raise up to a further AUD 3,000,000 on the same terms as the Placement, i.e. at an issue price of AUD 0.072 per share, subject to a waiver being received from the ASX which the Company expects to be granted shortly.

The record date for eligible shareholders to participate in the proposed SPP will be 29 July 2013 (the “Record Date”).  Eligible shareholders with a registered address in either Australia or New Zealand will be offered the right to take up to AUD 7,500 worth of fully paid ordinary shares in the Company (“SPP Shares”).  Participation in the SPP is optional and available irrespective of the number of shares an Eligible Member currently holds in the Company.

The SPP documents are expected to be despatched to shareholders within 14 days of the Record Date.  The SPP offer to eligible shareholders will be non-renounceable and entitlements will not be tradable on the ASX or otherwise transferable.  Further details concerning the SPP, including the proposed timetable for the SPP, will be the subject of further ASX announcements in due course.

3.         Redeemable Convertible Notes Issue - USD 5,000,000

The Company has executed a term sheet dated 26 July 2013 setting the terms and conditions pursuant to which the Company will issue convertible notes to Ironridge to raise USD 5,000,000.  The issue of the Notes will be subject to shareholder approval which the Company will seek at a General Meeting scheduled for September 2013 (details of which will be released to the ASX at the appropriate time).  The issue is also subject to the completion of certain US regulatory requirements which the Company anticipates will be finalised before the end of October 2013.

The proposed Notes will be convertible into new ADRs (as traded on NASDAQ under the ticker: GENE) at a fixed issue price of USD 3.00 per ADR.  Ironridge will have an option to subscribe for an additional USD 5,000,000 of Notes on the same terms, but convertible into ADRs at a fixed issue price of USD 4.00 per ADR, at any time within a six-month period of the date of the definitive documents being executed (known as a “Greenshoe option”).

The broad terms of the proposed Notes are as follows:

(a)              The Notes will be convertible into ADRs at a fixed issue price of USD 3.00 per ADR, and at USD 4.00 per ADR under the Greenshoe option;

(b)              Interest on the Notes will be calculated at an annual rate of 7.5% per annum, which is adjustable in accordance with certain share market price changes, and will accrue until either the conversion or redemption of the Notes;

(c)               The Notes do not have a fixed expiry date and may be redeemed for cash by the Company at any time, or converted into ADRs by the Purchaser or (subject to certain conditions) into ADRs by the Company;

(d)              The issue and subscription for the Notes is subject to various conditions precedent including the receipt of shareholder approval, registration of the ADRs and ensuring there are sufficient ADRs available for the conversion of the Notes, delivery of certain opinion letters and additional customary equity funding conditions; and

(e)               The Noteholder does not have any right to vote at shareholder meetings.

Commenting on the combined fund raising, GTG Chief Executive Officer, Ms. Alison Mew said: “The additional funding, combined with our existing cash reserves and building recurring income streams, should provide the platform to create a vital and sustainable global molecular diagnostics company.”

Genetic Technologies confirms that, with the release of this announcement, the Company is in full compliance with its continuous disclosure obligations.

FOR FURTHER INFORMATION PLEASE CONTACT

Ms. Alison J. Mew	Laura Forman (USA)
Chief Executive Officer	Blueprint Life Science Group

Genetic Technologies Limited	+1 (415) 375 3340, Ext. 103
Phone: +61 3 8412 7000

About Genetic Technologies Limited

Genetic Technologies was an early pioneer in recognizing important new applications for “non-coding” DNA (Deoxyribonucleic Acid).  The Company has since been granted patents in 24 countries around the world, securing intellectual property rights for particular uses of non-coding DNA in genetic analysis and gene mapping across all genes in all species.  Its business strategy is the global commercialization of its patents through an active out-licensing program and the global expansion of its oncology and cancer management diagnostics portfolio.  Genetic Technologies is an ASX and NASDAQ listed company with operations in the USA and Australia. For more information, please visit www.gtglabs.com.

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act.  The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees.  Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results.  Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.